

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Douglas Schnell
Partner
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

> **Re: Pasithea Therapeutics Corp.**
> **Preliminary Proxy Statement filed by Concord IP2 LTD. et. al.**
> **Filed September 23, 2022**
> **File No. 001-40804**
>
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed September 29, 2022**
> **File No. 001-40804**

Dear Mr. Schnell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

General, page i

1. It has come to our attention that the company has disputed your ability to require the company to call a special meeting of security holders as a result of not having delivered sufficient valid shareholder consents. Please revise your disclosure to describe the dispute and the effects this dispute may have on the special meeting being called.

Cover Page, page 1

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions

or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

- That Mr. Delaney, Mr. Geller and Mr. Shahinian each "have a track record of investing success, including in situations like *those at Pasithea*." (emphasis added)
- That "...*management's alarming (negative) track record and believe that the Board has made decisions that are not in the best interests of stockholders*."
- That the company completed the "...*acquisition of a business that we believe was and is largely non-existent and worthless."* With respect to this bullet point, please include supporting disclosure in the proxy statement.

Reasons for this Proxy Solicitation, page 1

3. Please revise your first bullet point to state that the stock has been traded for 12 months, not nine.

Questions and Answers about this Proxy Solicitation, page 2

4. Please revise the answer to the last question on page 4 to state whether shareholders will vote on the election of your nominees at the current meeting or at a later date.

Soliciting Material filed pursuant to Rule 14a-12

Cover Letter, page 1

5. As noted above, we understand the company has disputed the validity of the consents you delivered as support for your request that company call a special meeting of security holders. Please confirm that you will include a reference to this dispute in any future soliciting materials.

6. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements included below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

- That the company is "wasting stockholders' capital" by not calling the special meeting.
- That the company board "would rather dig its heels in than honor the will of stockholders."
- The company board has "attempt[ed] to maintain control."

7. Please revise your disclosure to remove the sentence "We are pleased that Dr. Steinman determined that stepping down from this position was in the Company's best interest" or provide support for the statement. The company's filing contains no such statement.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at (202) 551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions